SEC FORM C OFFERING STATEMENT

EQUAL EDGE U, INC.

FundingHope, LLC
An SEC-Registered, FINRA -Member Funding Portal

SEC FORM C OFFERING STATEMENT

EQUAL EDGE U, Inc.

Prepared for SEC Form C Filing under Regulation Crowdfunding

ISSUER INFORMATION

Legal Name: Equal Edge U, Inc.

Legal Status: C Corporation

Jurisdiction of Incorporation: Delaware

Date of Incorporation: August 9, 2024

Principal Executive Office: 835 Forrest Ridge Drive, Dover, OH 44622

Company Website: https://www.equaledgeu.com

CIK Number: 0002034363

CO-ISSUER INFORMATION – CROWDFUNDING VEHICLE

Legal Name: Equal Edge U Access Fund, LLC

Legal Status: Limited Liability Company

Jurisdiction of Incorporation: Delaware

Date of Incorporation: December 15, 2025

Principal Executive Office: 835 Forrest Ridge Drive, Dover, OH 44622

Company Website: https://www.equaledgeu.com

CIK Number: 0002106609

Company Name Clarification: Throughout this document, references to "Equal Edge U" refer to the overall operations of Equal Edge U, Inc.

Investment Structure: The Post-Money SAFE offered in this Regulation Crowdfunding round represents a right to future equity in Equal Edge U, Inc., not current ownership. Investors will receive Beneficial Interests in Equal Edge U Access Fund LLC, which has a sole purpose of investing funds from this Reg CF round in Equal Edge U, Inc. This structure complies with Regulation Crowdfunding requirements. A Lead Investor shall be designated to represent the Beneficial Interest Holders. The Lead Investor is authorized to approve amendments to the investment structure in the best interest and of all investors, ensuring clarity and alignment within the investment framework. Investors are encouraged to review the full SAFE agreement for comprehensive details on conversion terms and potential dilution risks.

ISSUER ELIGIBILITY CERTIFICATION

The issuer certifies that ALL of the following statements are TRUE:

✓ Organized under, and subject to, the laws of the State of Delaware

✓ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

✓ Not an investment company registered or required to be registered under the Investment Company Act of 1940

✓ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding

✓ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports)

✓ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

PRIOR REPORTING COMPLIANCE

The issuer and any of its predecessors have NOT previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OPERATING COMPANY OWNERSHIP AND CONTROL

DIRECTORS

Full Name:
Thomas Jones

Dates of Board Service:
August 13, 2024 – present

Current Principal Occupation and Employer:
CEO and Co-Founder, Equal Edge U, Inc.

Employer's Business Description:
Education technology company

Employment History for the Past 3 Years:

- CEO, Equal Edge U Inc., August 2024 – present

- CEO, Equal Edge U LLC, April 2024 – August 2024

Positions and Offices Held with Equal Edge U (with dates):

- Co-Founder, August 2024 – present

- CEO, August 2024 – present

OFFICERS

Full Name:
Thomas Jones

Title:
CEO and Co-Founder

Dates of Service:
August 13, 2024 – present

Primary Responsibilities:
Serve as the chief executive officer of the company, exercise general supervision, direction and control of the business and officers of the company, define the company's vision and strategy, drive early growth, support fundraising efforts, and make key hiring decisions.

Previous Positions or Offices Held with Equal Edge U:

None

Other Business Experience (Past 3 Years) & Key Responsibilities:

- CEO and Co-Founder, Equal Edge U Inc., April 2024 – August 2024

  - *Industry*: Education technology

  - *Responsibilities:* Serve as the chief executive officer of the company, exercise general supervision, direction and control of the business and officers of the company, define the company's vision and strategy, drive early growth, support fundraising efforts, and make key hiring decisions.

Full Name:
Melissa Ragan

Title:

Co-Founder

Dates of Service:
August 13, 2024 – present

Primary Responsibilities:
Help define the company's vision and strategy, drive early growth, support fundraising efforts, and make key hiring decisions.

Previous Positions or Offices Held with Equal Edge U:

None

Full Name:
Matthew Mastroine

Title:
Co-Founder

Dates of Service:
August 13, 2024 – present

Primary Responsibilities:
Help define the company's vision and strategy, drive early growth, support fundraising efforts, and make key hiring decisions.

Previous Positions or Offices Held with Equal Edge U:

None

7. PRINCIPAL SECURITY HOLDERS

The following table identifies all persons or entities who hold 20% or more of the Company's outstanding voting securities:

Name: Thomas Jones

Class of Securities: Common Stock

Ownership Percentage: 33%

Voting Power: 33%

Notes: Shares held directly. No options, warrants, or convertible securities exercisable within 60 days.

Name: Melissa Ragan

Class of Securities: Common Stock

Ownership Percentage: 33%

Voting Power: 33%

Notes: Shares held directly. No options, warrants, or convertible securities exercisable within 60 days.

Name: Matt Mastroine

Class of Securities: Common Stock

Ownership Percentage: 33%

Voting Power: 33%

Notes: Shares held directly. No options, warrants, or convertible securities exercisable within 60 days.

Special Rights: No special rights held by existing shareholders would affect new investors.

PART III: BUSINESS DESCRIPTION

8. BUSINESS OVERVIEW AND PLAN

Mission and Market Problem:

Equal Edge U is an education technology company focused on improving academic success, retention, and graduation outcomes for neurodivergent and disabled college students. The company is developing a mobile-first platform that provides structured focus tools, personalized task and schedule management, skill-building resources, and real-time supportive guidance designed specifically for students who struggle with executive functioning, time management, and sustained attention.

The Problem:

Neurodivergent and disabled students face disproportionate challenges in higher education, particularly related to organization, focus, task initiation, and time management. Traditional academic support and accommodation models are high-touch, resource-constrained, and often reactive rather than proactive, contributing to lower retention and completion rates for these students.

Solution and Service Delivery Model:

Equal Edge U offers a purpose-built digital platform that combines structured focus tools, personalized task and schedule management, skill-building content, and real-time supportive guidance. The platform is designed with accessibility at its core and complements—not replaces—human support services provided by institutions.

Product Overview:

The Equal Edge U platform includes:

- Customizable Focus and Productivity Tools: Students can access structured focus timers, distraction management features, and productivity techniques tailored to their individual needs
- Task Breakdown and Planning Features: The platform helps students break down complex assignments into manageable steps
- Dynamic Scheduling System: Students can build and maintain schedules with reminders and prompts to support time awareness
- Skill Development Library: Access to educational content focused on executive functioning and study strategies
- Supportive Guidance: Embedded prompts, check-ins, and adaptive feedback to support student engagement

The product is mobile-first to meet students where they are and to encourage consistent engagement.

Target Market:

Equal Edge U initially targets colleges and universities seeking to improve outcomes for students with disabilities, ADHD, and other neurodivergent profiles. Primary buyers include:

- Accessibility services offices
- Student success offices
- Academic support units within higher education institutions

Business Model:

Equal Edge U operates as a B2B SaaS company, licensing its platform to institutions on a subscription basis. Pricing is expected to scale based on institutional size and scope of deployment. Additional revenue opportunities may include premium modules, expanded analytics, and related support services.

Go-To-Market Strategy:

The company's go-to-market strategy focuses on direct sales to higher education institutions, supported by:

- Pilot programs with select institutional partners
- Partnerships with accessibility leaders and professional associations
- Evidence-based outcomes demonstrating impact on student success metrics
- Direct outreach to decision-makers through conferences, webinars, and content marketing

Competitive Advantage:

Equal Edge U differentiates itself through:

- Exclusive focus on neurodivergent and disabled students
- Deep domain expertise from founders with extensive higher education and accessibility experience
- Product designed in close collaboration with institutions and end users
- Mobile-first design optimized for student engagement

Team:

Equal Edge U is led by three co-founders—Thom Jones, Melissa Ragan, and Matt Mastroine—who collectively bring experience in education technology, higher education administration, accessibility, and product strategy.

Roadmap:

The company plans to:

1. Complete product development and pilot deployments
2. Launch initial commercial partnerships with higher education institutions
3. Expand functionality and deepen institutional partnerships

4. Explore broader market expansion within education

Operating History:

The Company does not have an operating history. The Company was incorporated on December 15, 2025, and has not yet generated revenue.

PART IV: RISK FACTORS

9. MATERIAL RISK FACTORS

IMPORTANT NOTICE TO INVESTORS: An investment in Equal Edge U involves a high degree of risk and is speculative. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved.

REGULATORY DISCLOSURE: These securities have not been recommended or approved by any federal or state securities commission or regulatory authority, nor have such authorities passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are being offered pursuant to an exemption from registration, and the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISK FACTOR 1: Early-Stage Company Risk

Equal Edge U is an early-stage company with limited operating history. The Company may encounter unforeseen challenges related to product development, market adoption, staffing, and operations. There can be no assurance that the Company will achieve profitability or sustained revenue growth.

RISK FACTOR 2: Market Adoption Risk

The Company's success depends on adoption of its platform by colleges and universities. Institutional sales cycles can be long, budgets may be constrained, and purchasing decisions may be delayed or canceled due to factors beyond the Company's control.

RISK FACTOR 3: Product Development and Technology Risk

The Company's platform is under development and may require significant refinement, testing, and iteration. Technical issues, integration challenges, cybersecurity risks, or failure to meet user expectations could negatively impact adoption and reputation.

RISK FACTOR 4: Regulatory and Compliance Risk

Equal Edge U operates in the higher education and accessibility space, which is subject to evolving laws, regulations, and guidance related to data privacy, accessibility, and student protections. Failure to comply with applicable regulations could result in increased costs or legal exposure.

RISK FACTOR 5: Dependence on Key Personnel

The Company is highly dependent on the continued involvement of its founders and key personnel. The loss of one or more of these individuals could materially harm the Company's ability to execute its business plan.

RISK FACTOR 6: Competition Risk

The Company operates in a competitive market that includes established education technology providers and new entrants. Competitors may have greater financial, technical, or marketing resources.

RISK FACTOR 7: Funding and Liquidity Risk

The Company may require additional capital to execute its business plan. There is no guarantee that future financing will be available on acceptable terms, or at all. These securities are illiquid, and investors may have difficulty selling or transferring them.

RISK FACTOR 8: No Assurance of Returns

There is no assurance that investors will receive any return on their investment. The value of the securities may decline, and investors may lose their entire investment.

PART V: PURPOSE AND USE OF PROCEEDS

10. PURPOSE OF OFFERING

The purpose of this offering on FundingHope is to raise capital to support the continued development, testing, and launch of Equal Edge U's platform. Funds raised will be used to advance product development, conduct pilot programs with higher education institutions, support initial customer acquisition and partnerships, and cover operating expenses necessary to scale the business. The offering will also help Equal Edge U expand its capacity to deliver a technology-driven solution that improves academic success, retention, and graduation outcomes for neurodivergent and disabled college students.

11. USE OF PROCEEDS

The following table sets forth the Company's intended use of proceeds from this offering. Actual allocations may vary depending on timing, operational needs, and market conditions, but management intends to apply the proceeds substantially as outlined below.

Target Offering Amount: $50,000

Maximum Offering Amount: $500,000

If the offering is oversubscribed, additional funds will be allocated primarily toward accelerated product development and engineering efforts, followed by expanded pilot deployments and sales and marketing activities to support institutional adoption.

USE OF PROCEEDS TABLE:

The following table sets forth the Company's intended use of proceeds from this offering. Actual allocations may vary depending on timing, operational needs, and market conditions, but management intends to apply the proceeds substantially as outlined below.

	If Target Offering Amount is Sold $50,000	If Maximum Amount Sold $500,000
Total Proceeds:	$50,000	$500,000
Less Offering Expenses		
Platform Fees (4%)	$2,000	$20,000
Transaction Fees (~1%)	$500	$5,000
Net Proceeds	$47,500	$475,000
Use of Net Proceeds		
Product Dev & Engineering (60%)	$28,500	$285,000
Pilot Programs & Institutional Partnerships (16%)	$7,600	$76,000
Sales & Marketing (12%)	$5,700	$57,000
Operations & Compliance (8%)	$3,800	$38,000
Hiring & Contractor Support (2%)	$950	$9,500
Working Capital & Contingency (2%)	$950	$9,500
Total Use of Net Proceeds	$47,500	$475,000

The Target Offering Amount is $50,000. The Maximum Offering Amount is $500,000. If the offering is oversubscribed, additional funds will be allocated primarily toward accelerated product development and engineering efforts, followed by expanded pilot deployments and sales and marketing activities to support institutional adoption.

PART VI: TESTING THE WATERS MATERIALS

12. PRE-OFFERING MARKETING COMMUNICATIONS

The Company did NOT make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

PART VII: INVESTOR CANCELLATION RIGHTS

13. CANCELLATION AND RECONFIRMATION RIGHTS

The Company confirms that investors in this offering have the following rights:

Cancellation Rights:

Investors may cancel an investment commitment at any time until 48 hours before the offering deadline **identified in the offering materials.**

Early Close Notification:

If the target offering amount is met before the stated deadline, the Company may close the offering early, provided the Company gives investors at least five (5) business days' advance notice of the new deadline. Investors will retain cancellation rights until 48 hours before the new deadline.

Rolling Closes

The Company may conduct one or more rolling closes of the Offering, which allows the Company to accept investor funds on an ongoing basis as subscription agreements are completed and funds are received in escrow. Following each rolling close, and after satisfaction of the minimum target amount and applicable escrow release conditions, accepted funds will be disbursed to the Company. Investors whose funds are disbursed will be issued their securities and will not be entitled to withdraw their investment. The Company may continue to accept additional investments until the earlier of (i) reaching the maximum offering amount, or (ii) the offering deadline.

Material Changes:

If the Company makes a material change to the offering, investors must reconfirm their investment or their commitment will be canceled, and funds returned.

Process:

All investment commitments and cancellations will be processed through the FundingHope platform in accordance with SEC and FINRA regulations.

PART VIII: SECURITIES OFFERING TERMS

14. SECURITIES DESCRIPTION

Security Type: SAFE

A convertible security that grants investors equity in Equal Edge U during a future financing event.

Contingency Date to Meet Minimum Target ($50,000): August 9, 2026

Minimum Investment: $100

Minimum Target: $50,000

Maximum Target: $500,000

Valuation Cap: $6,000,000

Discount Rate: 20%

15. VOTING RIGHTS

Voting Rights Status: The securities offered do not have voting rights.

16. CHANGES TO SECURITIES TERMS

The terms of the securities offered CANNOT change after the offering begins.

17. PRIOR SECURITIES ISSUANCES

The following is a complete list and description of all securities issued by Equal Edge U prior to this offering:

Common Stock: Equal Edge U has issued Common Stock to its founders. The Common Stock represents ownership in the Company and carries voting rights. As of the date of this disclosure, all issued Common Stock is held by the Company's three co-founders, each owning approximately 33% of the outstanding voting power.

Preferred Stock: The Company has not issued any shares of Preferred Stock, and there are no different classes of Preferred Stock outstanding.

Debt Securities: The Company has not issued any debt securities, including bonds, promissory notes, or other indebtedness.

Stock Options, Warrants, or Convertible Securities: The Company has not issued any stock options, warrants, SAFEs, convertible notes, or other securities convertible into equity.

18. DILUTION DISCLOSURE

Dilution Risk: An investor's ownership percentage may be reduced due to dilution in the future. Equal Edge U may issue additional securities in connection with future capital raises, strategic investments, or partnerships to fund growth and operations. The Company may also establish equity-based compensation arrangements, such as stock options or equity grants, to attract and retain employees or contractors. Any such issuances could reduce an investor's percentage ownership or the value of their investment.

19. COMPARISON TO EXISTING SECURITIES

The SAFEs being offered are not equity securities and do not currently provide voting rights, dividend rights, or other rights associated with equity ownership. The SAFEs will convert into equity securities (typically preferred stock or common stock) upon a future qualified equity financing or liquidity event, at which time the holders will receive the rights associated with the class of equity issued upon conversion. The existing common stock has voting rights and other standard equity rights.

20. SPECIAL SHAREHOLDER RIGHTS

No special rights held by existing shareholders would affect new investors.

The principal shareholders (Thomas Jones, Melissa Ragan, and Matt Mastroine, each holding 33% ownership) do not have:

- Special conversion rights

- Liquidation preferences

- Right of first refusal on new securities

- Board appointment rights

- Veto rights over corporate decisions

- Any other special rights that would adversely affect new investors

21. VALUATION METHODOLOGY

The Company's valuation was determined based on management's assessment of Equal Edge U's stage of development, anticipated product roadmap, market opportunity in higher education, comparable early-stage education technology companies, and the capital required to execute the Company's near-term business plan. This valuation was used to establish the price of the securities offered in this offering.

Future Valuation Changes: The Company expects its valuation to change over time based on factors such as successful product development, pilot and customer adoption, revenue generation, strategic partnerships, and future financing events. Future valuations may be determined through subsequent funding rounds, negotiations with investors, or other market-based assessments at that time.

22. MINORITY SHAREHOLDER RIGHTS AND LIMITATIONS

Impact on Minority Shareholders: Minority shareholders do not have control over company decisions and may be impacted by actions taken by the Company's management or majority shareholders. Such actions may include decisions related to future financing, issuance of additional securities, strategic direction, or other corporate matters that could affect the value of the investment. As a result, minority shareholders may have limited ability to influence outcomes and may experience dilution or changes in the value of their investment based on decisions they do not control.

23. CORPORATE ACTIONS THAT COULD AFFECT INVESTORS

Potential Impact of Corporate Decisions: Corporate decisions such as future fundraising rounds, the issuance of additional securities, a stock buyback, a merger or sale of the Company, or related-party transactions could affect investors. These actions may impact an investor's ownership percentage, voting power, or the value of their investment. Such decisions are typically made by the Company's management and shareholders in accordance with applicable corporate governance requirements and may not require approval from minority investors.

PART IX: FINANCIAL INFORMATION

24. OUTSTANDING DEBT AND LIABILITIES

Equal Edge U has the following outstanding loans, credit lines, or debt obligations as of the date of this disclosure.

	SAFE Agreements	Convertible Note Agreements
Egidio Difazio	$ 25,000.00	
Zack Feller	$ 30,000.00	
Penelope Clark	$ 50,000.00	
Jack Edward/Wendy Cargnel	$ 25,000.00	
Kevin Gray		$ 50,000.00
Mike Davis		$ 50,000.00
Dave Mueller	$ 50,000.00	
James Contini		$ 50,000.00
Brian Pland	$ 25,000.00	

25. PRIOR EXEMPT OFFERINGS

The Company has conducted a Reg D offering that is on file with the SEC. You can view the company's SEC filings here: https://www.sec.gov/edgar/browse/?CIK=2034363

26. RELATED-PARTY TRANSACTIONS

Equal Edge U has not engaged in any transactions involving directors, officers, major shareholders, or their family members other than the issuance of Common Stock to the Company's founders in connection with the formation of the Company.

27. OPERATING HISTORY

The Company does NOT have an operating history.

The Company has not yet:

- Generated revenue
- - Acquired customers
- Deployed its product commercially

28. FINANCIAL CONDITION

Financial Condition Summary: Equal Edge U is an early-stage company with a limited operating history and has not yet generated significant revenue. The Company's financial condition reflects its early stage of development, with activities to date primarily focused on product development, customer discovery, and preparation for initial market entry.

Liquidity and Capital Resources: The Company's liquidity and capital resources have been funded primarily through founder contributions, and it currently has no outstanding debt obligations. Equal Edge U expects to continue to incur operating losses as it invests in product development, pilot programs, and customer acquisition. Additional capital will be required to execute the Company's business plan, and the proceeds from this offering are intended to support these near-term operational needs.

29. FINANCIAL STATEMENTS

Financial Statement Requirement: Based on the offering amount (maximum $500,000), the Company is providing financial statement reviewed by an independent CPA.

These statements and CPA verification letter are attached as exhibits to this Form C Offering Statement filing.

30. DISQUALIFICATION EVENTS

Securities Fraud Convictions: No directors or officers have been convicted of securities fraud.

Bad Actor Disqualification: To the Company's knowledge, none of the Company's directors, officers, or beneficial owners of 20% or more of the Company's voting securities are subject to disqualification under Rule 503(a) of Regulation Crowdfunding.

PART X: ADDITIONAL DISCLOSURES

INTERMEDIARY INFORMATION

This offering is being conducted through FundingHope, Inc., a funding portal registered with the U.S. Securities and Exchange Commission and a member of FINRA.

Intermediary Role: As a funding portal, FundingHope is prohibited from:

- Offering investment advice or recommendations
- Soliciting purchases of the securities offered
- Compensating employees or other persons for solicitation of investors

Escrow Facilitator: All funds invested in this offering will be held in escrow by a qualified third party until the offering closes or is cancelled.

ONGOING REPORTING OBLIGATIONS

Annual Reports: The Company will file annual reports with the Securities and Exchange Commission and make them available to shareholders through the funding portal or the Company's website. These annual reports will include financial statements and other information required by Regulation Crowdfunding.

Duration of Reporting Obligation: The Company will continue to file annual reports for as long as securities sold in this offering remain outstanding, unless certain exemptions apply under Regulation Crowdfunding.

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements concerning the Company's business, operations, financial performance and condition, as well as plans, objectives, and expectations. Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in any forward-looking statements.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this offering statement or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this offering statement to be signed on its behalf by the undersigned, duly authorized.

EQUAL EDGE U, INC.

By: *Thomas Jones*

Name: Thomas Jones

Title: CEO

Date: February 9, 2026

Dat Ngo, CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Equal Edge U, Inc.
835 Forrest Ridge Drive
Dover, OH 44622

I have reviewed the accompanying financial statements of **Equal Edge U, Inc.** (the "Company"), which comprise the balance sheets as of **December 31, 2025 and 2024**, and the related statements of income, changes in equity, and cash flows for each of the two years in the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
January 13, 2026

Balance Sheet Comparison
Equal Edge U Inc
As of December 31, 2025

Distribution account	Total	
	As of December 31, 2025	**As of December 31, 2024 (PY)**
Assets		
Current Assets		
Bank Accounts		
Business Ultimate Checking 150 (6790) - 1	199,539.03	15,130.19
Simple Money Market Business (6807) - 1	49.68	5,046.96
Total for Bank Accounts	**$199,588.71**	**$20,177.15**
Accounts Receivable		
Other Current Assets		
Total for Current Assets	**$199,588.71**	**$20,177.15**
Fixed Assets		
Other Assets		
Total for Assets	**$199,588.71**	**$20,177.15**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards		
Other Current Liabilities		
Total for Current Liabilities		
Long-term Liabilities		
SAFE Liabilities	105,000.00	105,000.00
Total for Long-term Liabilities	**$105,000.00**	**$105,000.00**
Total for Liabilities	**$105,000.00**	**$105,000.00**
Equity		
Retained Earnings	-84,822.85	
Net Income	-45,588.44	-84,822.85
Paid- In Capital	225,000.00	
Total for Equity	**$94,588.71**	**-$84,822.85**
Total for Liabilities and Equity	**$199,588.71**	**$20,177.15**

Accrual Basis Monday, January 12, 2026 07:40 PM GMTZ

Profit and Loss Comparison
Equal Edge U Inc
January 1-December 31, 2025

Distribution account	Total	
	Jan 1 - Dec 31 2025	Jan 1 - Dec 31 2024 (PY)
Income		
Cost of Goods Sold		
Gross Profit		
Expenses		
Accounting Fees	6,123.82	
Bank Service Charges	890.00	180.00
Consulting Fees	17,440.00	37,290.00
Insurance Expense	3,961.75	3,392.50
Legal fees	13,041.10	14,279.50
Marketing and Promotion	1,606.23	
Meals and Entertainment	212.29	1,766.72
Office Expenses	2,615.97	961.09
IT/Web Services Consulting Fees		27,000.00
Total for Expenses	**$45,891.16**	**$84,869.81**
Net Operating Income	**-$45,891.16**	**-$84,869.81**
Other Income		
Interest Income	2.72	46.96
Other Income	300.00	
Total for Other Income	**$302.72**	**$46.96**
Other Expenses		
Net Other Income	**$302.72**	**$46.96**
Net Income	**-$45,588.44**	**-$84,822.85**

Accrual Basis Monday, January 12, 2026 07:40 PM GMTZ

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THIS SAFE AND APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

THE SECURITIES BEING OFFERED ARE ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 AND REGULATION CROWDFUNDING. THE SECURITIES ARE SUBJECT TO A ONE-YEAR LIMITATION ON RESALE AS SET FORTH IN RULE 501 OF REGULATION CROWDFUNDING. DURING THIS ONE-YEAR PERIOD, THESE SECURITIES MAY ONLY BE TRANSFERRED TO THE ISSUER, TO AN ACCREDITED INVESTOR, AS PART OF A REGISTERED OFFERING, OR TO A FAMILY MEMBER OR TRUST AS PERMITTED UNDER RULE 501. INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN THE OFFERING MATERIALS.

Equal Edge U Access Fund, LLC

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _____ (the **Investor**) of _____ (the **Purchase Amount**) on or about _____, Equal Edge U Access Fund, LLC, a Delaware limited liability company (the **Company**), issues to the Investor the right to certain membership interests of the Company, subject to the terms described below.

The **Discount Rate** is 80% (meaning the Investor receives a 20% discount from the price paid by new investors).

See Section 2 for certain additional defined terms.

SPECIAL PURPOSE VEHICLE STRUCTURE
The Company is a special purpose vehicle (SPV) formed solely to facilitate investment in Equal Edge U Inc., a Delaware corporation (the **Operating Company**). The Company has no operations, assets, or business activities other than holding equity securities of the Operating Company.

Upon conversion of this SAFE, the Investor will receive membership interests in the Company, which indirectly represent an ownership interest in the Operating Company through the Company's ownership of Operating Company equity. The value of the Investor's membership interests will depend entirely on the performance and valuation of the Operating Company.

The Investor acknowledges that:

- (a) The Company's sole material asset is or will be its equity interest in the Operating Company;
- (b) All conversion events and valuations described in this SAFE refer to equity financings, liquidity events, and valuations of the Operating Company, not the Company (SPV);
- (c) The Investor will not have direct ownership in the Operating Company but will own membership interests in the Company, which in turn owns the Operating Company equity; and
- (d) The Investor's rights are subject to both this SAFE and the Company's Operating Agreement.

1. Events
(a) Equity Financing. Upon the closing of a Qualified Financing by the Operating Company, this SAFE will automatically convert into membership interests of the Company. The number of membership interests will be calculated based on the Discount Rate applied to the price per share of the Operating Company equity sold in the Qualified Financing, including the conversion of this SAFE and any other outstanding convertible securities, but excluding new equity issued in the Qualified Financing.

In connection with the automatic conversion of this SAFE into membership interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of standard equity in the Operating Company's Equity Financing, with appropriate variations for the Company's membership interests if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event involving the Operating Company before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the **Cash-Out Amount**) or (ii) the amount payable on the number of Operating Company common equity units equal to the Purchase Amount divided by the Liquidity Price (the **Conversion Amount**). If any of the Operating Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Operating Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event involving the Operating Company before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating preferred equity. The Investor's right to receive its Cash-Out Amount is:

> (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into equity);

> (ii) On par with payments for other SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or preferred equity in proportion to the full payments that would otherwise be due; and

> (iii) Senior to payments for common equity.

The Investor's right to receive its Conversion Amount is (A) on par with payments for common equity and other SAFEs and/or preferred equity who are also receiving Conversion Amounts or Proceeds on a similar as-converted to common equity basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of membership interests to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions
"Capital Stock" means the equity of the Operating Company, including, without limitation, common stock and preferred stock (or equivalent equity interests).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Operating Company having the right to vote for the election of members of the Operating Company's board of directors, (ii) any reorganization, merger or consolidation of the Operating Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Operating Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Operating Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Operating Company.

"Direct Listing" means the Operating Company's initial listing of its common equity (other than shares of common equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Operating Company with the SEC that registers shares of existing capital stock of the Operating Company for resale, as approved by the Operating Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"Discount Price" means the lowest price per share of the equity sold in the Operating Company's Equity Financing multiplied by the Discount Rate.

"Discount Rate" means 80%, representing a 20% discount from the price paid by new investors in the Equity Financing.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Operating Company's creditors or (iii) any other liquidation, dissolution or winding up of the Operating Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Operating Company pays a dividend on its outstanding common equity, the amount of such dividend that is paid per unit of common equity multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Operating Company issues and sells equity at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Operating Company's first firm commitment underwritten initial public offering of common equity pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering of the Operating Company.

"Liquidity Price" means the price per unit equal to the fair market value of the Operating Company's common equity at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Operating Company" means Equal Edge U Inc., a Delaware corporation, in which the Company holds or will hold equity securities as its primary asset. All references in this SAFE to equity financings, valuations, liquidity events, and corporate actions refer to those of the Operating Company unless otherwise specified.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Qualified Financing" means an Equity Financing by the Operating Company with total gross proceeds to the Operating Company of at least $1,000,000 (including the conversion of all SAFEs and other convertible securities).

"SAFE" means an instrument containing a future right to equity, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

3. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of formation or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's organizational approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of membership interests issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f) Special Purpose Vehicle Structure. The Company is a special purpose vehicle with no business operations other than holding equity securities in Equal Edge U Inc. (the "Operating Company"). The Company represents that: (i) it has invested or will invest substantially all proceeds from this offering in equity securities of the Operating Company; (ii) it has no material assets other than its equity interest in the Operating Company and cash received from investors pending such investment; (iii) the Company's equity interest in the Operating Company is or will be held free and clear of liens and encumbrances; and (iv) the conversion, liquidity, and dissolution events described in Section 1 refer to events involving the Operating Company.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor acknowledges that this SAFE and the securities issuable under it are being offered pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. The Investor understands that these securities have not been registered under the Securities Act or any state securities laws and are subject to transfer and resale limitations for a period of one year as described in Rule 501 of Regulation Crowdfunding. The Investor is purchasing this SAFE and the securities to be acquired under it for the Investor's own account and not with a view to or for resale in connection with any distribution. The Investor acknowledges receipt of the Company's Form C and offering materials made available through the funding portal and represents that the Investor has had an opportunity to review the disclosures, ask questions, and evaluate the merits and risks of the investment, including the risk of loss.

(c) Understanding of SPV Structure. The Investor acknowledges and understands that: (i) the Company is a special purpose vehicle that exists solely to hold equity in Equal Edge U Inc. (the "Operating Company"); (ii) the Investor will receive membership interests in the Company, not direct ownership in the Operating Company; (iii) the value and liquidity of the Investor's interests depend entirely on the Operating Company's performance and any liquidity events involving the Operating Company; (iv) the Investor has reviewed the Form C and offering materials, which describe this SPV structure and the relationship between the Company and the Operating Company; and (v) the Investor's rights as a member of the Company will be governed by the Company's Operating Agreement in addition to this SAFE.

5. Miscellaneous

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Discount Rate as this SAFE (and SAFEs lacking such term will be considered to be the same with respect to such term), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of membership interests for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company member or rights to vote for the election of managers or on any matter submitted to Company members, or to give or withhold consent to any Company action or to receive notice of meetings, until membership interests have been issued on the terms described in Section 1. However, if the Operating Company pays a dividend on outstanding units of common equity (that is not payable in units of common equity) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) For a period of one year from the date of this SAFE, the Investor may not transfer this SAFE or any securities issued upon conversion except: (i) to the Company; (ii) to an accredited investor (as defined in Rule 501 of Regulation D); (iii) as part of an offering registered with the SEC; or (iv) to a member of the Investor's family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships) or to a trust controlled by the Investor, as defined in Rule 501(b)(3) of Regulation Crowdfunding. After this one-year period, transfers remain subject to applicable securities laws and any additional restrictions in the Company's Operating Agreement.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(g) Tax Treatment. The parties acknowledge that the appropriate tax treatment of this SAFE is uncertain and may be subject to IRS guidance. Each party agrees to consult their own tax advisor regarding the tax treatment of this SAFE and the transactions contemplated hereby, and neither party makes any representation or warranty regarding the tax consequences to the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

COMPANY:

EQUAL EDGE U ACCESS FUND, LLC

By: _____

Name: Thomas Jones

Title: Authorized Representative

INVESTOR:

Signature: _____

Name: _____

Address: _____

_____

Email Address: _____

INVESTOR ACKNOWLEDGMENT:

☐ I acknowledge that Equal Edge U Access Fund, LLC is a special purpose vehicle and that I am investing indirectly in Equal Edge U Inc. through the SPV structure described in this SAFE and the offering materials.

☐ I have reviewed the Form C and understand the SPV structure and my rights as a member of Equal Edge U Access Fund, LLC.